Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  November 16, 2001

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is a transcript of a television broadcast that first aired on November 12, 2001. The slides used in connection with the broadcast follow the transcript.

Charlie Chat 11-12-01
Transcript of Charlie Ergen

Well it’s gonna be great news for everybody. I think that obviously you have read in the press General Motors’ Hughes Electronics has agreed to merge with EchoStar, which of course is the parent company of DISH Network, and they’re the parent company of DirecTV so it’s the two main satellite broadcasters that are out there and by merging these two companies together we are going to be able to improve our service to you hopefully at lower cost and with a lot more channels and things you might want as customers. The kind of questions and emails we get everyday are the kinds of things you’re asking for everyday. For example, in the new company, we are going to be able to move from about 36 cities that we have today from local to local to the top 100 markets in the United States of America. So here’s what we do today [showing map] and here’s the local to local cities. We probably get more mail on this than anything else that we do as a company. Because the two companies duplicate the cities and duplicate the bandwidth that we use from satellite, we can do more cities. So for example, in the western part of the United States, [showing map] here’s existing markets in the white but here’s the kind of markets we will be able to do. We’ll get people in Hawaii, Alaska who want local to local or places like Oklahoma city or Spokane where we just can’t do it because we just don’t have the bandwidth. Now we can bring true competition to cable companies into those areas [showing Northeast]. You can see the existing cities and quite a few new cities most likely and again there could be somebody who is in the 103rd best market instead of the 97th best market but in general it’s the top 100 markets that we’re going to be able to do. So you can see quite a few new cities. I know people in Kentucky, Lexington. They want to know where their local channels are in the Southeast. A few channels are there today, but obviously we can expand in states where we don’t have like Jackson, Mississippi, states where we don’t have any local to local at all. For example, we’ll offer channels to New Orleans and Louisiana, so a lot of states that we don’t do today. So again we’re bringing true competition so those cable rate increases aren’t as high.

That’s an amazing advantage but there are other advantages as well in terms of combining all of this. We’re going to be able to do more HDTV channels. Today, we do three or four channels each in terms of HDTV but we don’t have critical mass. But we get lots and lots of requests for more HDTV channels, so we think we can do a dozen channels in high definition television. We can add interactive channels so you can order your pizza, do in-home banking through your satellite service. These are things we can’t do without the ability to have the spectrum to do it. And finally, the thing we are getting the most questions about today is: How do we get high speed Internet access particularly in rural America? By combining our customer base and taking into consideration that we both have multi-billion dollar investments in high speed access, we can spread that cost over our subscriber base and actually cut the cost of our investment in half. If we can do that, we can lower the cost of high-speed access to America, particularly in rural America and make it competitive with what the folks that have cable. So there’s no reason that somebody growing up in rural America shouldn’t have the same access to educational internet opportunities that someone in Boston may have and that’s just not going to ever happen unless we’re able to do this. So those are the kinds of things we can do. Finally, we’re able to negotiate on a more level playing field with the programmers. ESPN for example has raised our rates at 20% each and every year for three years. So by combining our subscriber bases, we are at a more level playing field when it comes to negotiating those price increases so that hopefully we don’t have to raise your prices at rates higher than inflation year after year like the cable companies do today. We recognize that in some places in rural America, there may be a choice of satellite providers today and that choice may be limited with this merger. So that has caused some people to have concern. What we have said is we are aware of that. We are certainly sensitive to that subject. We have agreed that we would go to nationwide pricing so that no matter where you live it’ll be the same price in America so those folks who live in rural America will get the very same price as the competitive price that’ll be in the market place where cable and cable over-builders are dominant forces. So we are excited about that. We think it addresses a lot of the questions that you guys keep asking us in terms of how we’ll improve our service, and it really reduces our cost as a company. And if we can reduce our cost we can pass those savings on to you in the form of lowering pricing that otherwise would be so.

Q.     With the pending purchase of DirecTV has EchoStar Corporation looked into a pick-a-pack type of programming to compete with cable?

A.     We’ve done some of that in the past and we certainly put as much flexibility into our programming packages as we possibly can in terms of, we have three or four main packages and we have lots of sub-packages. You can pick off of that of course additional things you have with local television. That doesn’t change a lot in terms of the merger because we don’t have a lot of added flexibility and the reason is your programmers. When you write your programming contract you’re really forced to put a lot of packaging together in your packages. They don’t let you sell it à la carte. For a single service, we will have a level playing field in those negotiations. I am not optimistic that we’ll have more flexibility. It’s possible and we would certainly like to do that but we know we have the most flexibility in the industry today. I don’t think that will change. Whether we get more flexibility is unknown at this point.

Q.     Channel 131 and the International Romance Classics, are they gonna be on two separate channels like DirecTV?

A.     OK, prior to the merger of course we had them all on one channel so they share the space and we expect that’s gonna continue at the time of the merger we will have enough capacity and we will split those apart into two channels. To that extent those will be separate channels after the merger.

Q.     What about folks who have systems, DISH Network hardware, will they have to change anything and will it cost them?

A.     Nope, you don’t have to do anything -- that’s the good thing. Actually, the merger will not cause you to buy new equipment. Obviously there could be new services like High Definition Television, and you may have equipment that does not get HDTV today. It’s possible if you want the new service like HDTV you would have to make an investment in that, and a new television set does not include a set top box in it. Then you may have to buy a new receiver but in terms of all the programming that you get today -- absolutely nothing that you have to do in terms of new equipment. We’ll give lots more information as the merger progresses. It will take about nine months for this to go through the regulatory process. There are two parts of the government that have to approve this transaction. One is the Justice Department which looks at all the anti-competitiveness and competitiveness effects of this and makes sure this is good for consumers, and the Federal Communications Commission where we have to transfer some licenses in terms of the DBS spectrum. So they have to look at this as well but they look out and protect the consumer. They certainly in this case do that and unfortunately the wheels of the government take longer than we all like. So you really won’t see any difference for about nine months. After that you will see some of these new services with the added spectrum that’ll be available.

Q.     What kind of time frame could we expect to see additional content and actually the additional local cities and so on?

A.     Well the very first thing we would see upon the effect of the merger will be local channels in more local markets, that’s the first thing. Of course that will affect some of those folks that we saw in the top 100 market that aren’t carried today. That you’ll see immediately. You’ll probably see more HDTV content immediately. Longer term, as we consolidate into one standard system then you’ll see an opening for a lot of the additional services the inter-activity and so on. The broadband of course both companies are making an investment into that today and those new satellites specifically designed for high-speed broadband we’ll be able to continue to fund development into those and those will launch in 2003 and be readily available in 2004. That’s the kind of a time frame for that. There’s gonna be an immediate impact upon the effect of the merger and there will continue to be benefits in the merger for several years after that as we consolidate the two systems together.

Q.     RE: Must-carry. January first was the date that was mentioned. What’s the status on this?

A.     Well we didn’t do so good in the local to local because obviously the must-carry started in January. It’s about the 36 markets we have worth about over 200 channels we will be putting up in January first because of the must-carry. Most of those channels are ones that are not heavily watched and not heavily viewed and have not been requested by our viewers. Some of those channels have been requested and we are glad to put those up. We’ll have a lot more detail about it on our next Charlie Chat in December. As we finalize those line ups we’ll go city by city at the end of that chat so you can see new channels that are gonna be coming up in terms of must-carry. In general we’ll have the major networks; ABC, NBC, CBS and Fox. WB is now considered a network and PBS.

Those you can expect to have in every market. Some markets have UPN, many markets have independent channels such as Home Shopping channels, religious channels or perhaps an independent channels that show old movies. Some of those channels will be going up as well. In general, everything you watch more than an hour or so a week of, you can expect to be up on DISH Network in those 36 markets. Unfortunately, we are unable to add a lot of new markets because of the channels that are taken up by these must-carry channels. That’s why we need to get that capacity and merge these two companies together. Unfortunately the same 36 markets we do in general, DirecTV does exactly the same market because those are the biggest cities. That’s unfortunate in America, if we try to make a profit we’ll have to go where the people are and the people are in big cities. Of course it’s been our objective really since we stared EchoStar twenty-one years ago. We want to be cognizant in rural America and smaller cities and make sure you have the same opportunities as people in the big cities do.

Q.     How does the merger affect Puerto Rican Dish Network programming?

A.     I haven’t thought about that one in terms of Dish Network/Puerto Rico. I don’t expect anything will change but realize that DirecTV has a service called DirecTV Latin America, which is, has been in Puerto Rico and is the dominant service in Puerto Rico. Obviously it maybe frees up capacity to do a better job in Puerto Rico. It’s actually one I hadn’t looked at. I know they have a bigger service in Latin America that has few more channels than what we are able to provide today from Dish Network.

Q.     Since DirecTV has introduced DSL Internet access using their existing satellite dish system, when will Dish Network be making such DSL access available to its customers?

A.     Again, with the merger they have a common telocity which in the merger process will be our DSL provider, of course we hope to also provide DSL with some partners such as the regional phone companies that also have DSL available. It’s not our primary business. There’s a lot of capital investment that goes into DSL. Particularly we like to partner with people who are in that business and combine them into one bundle with the video product and the core service that we’ll try to provide will be satellite delivered to a service. It’s very comparable to a DSL service or cable modem service but the advantage to that particular service is it will go over every square inch in the United States. So no matter where you live, that service will be available. As you know DSL is only available typically every mile or two miles of a central office where the equipment is put in so the vast majority of Americans today don’t have access to high-speed DSL.

Q.     Why have we chosen to use the DirecTV brand name?

A.     Well the DirecTV brand name has been around a bit longer about two and a half years than we have. It’s a more recognizable name in a market place. They’ve done a great job marketing that brand name. So that’s the reason to keeping that name. It’s possible that the Dish Network in certain locations will still be used and the company will be called EchoStar. General Motors’ Hughes will become EchoStar but the brand name will be DirecTV that’s the thinking that will be going in and it’s mainly because it’s a better known brand name. I can assure you that the customer service and the rest of the network you will not see a difference. I just hope it’ll be better.

Q.     The NAB has said the merger EchoStar/DirecTV would create the world’s largest monopoly video system and the NAB urges the government to review the proposal with a high level of scrutiny. How do you respond to this?

A.     Well first of all I agree with the broadcasters that the government should review the merger with a high degree of scrutiny and of course they only have one question to ask. Is this gonna be better for consumers particularly in rural America than if we didn’t do the merger? I think when the facts are on the table the answer to the question is yes. If I didn’t believe it I certainly wouldn’t be recommending this to our shareholders and put our country in a position to do this. I don’t agree in these kind of circumstances there would be any kind of monopoly at all. We compete against cable companies across the country over 96% or 97% is passed by cable so probably almost nobody watching this tonight doesn’t have the opportunity to subscribe to cable if they’d like to. The cable industry has 81% of the pay television market. Even if we combine our two companies we’ll only have 17% of the pay television market. We’re gonna be a small fish in a big pond against cable but we are fighting cable with one hand tied behind our back as individual companies. I think we’re gonna be a more formable company/competitor to cable industry when we go together. The broadcasters aren’t gonna be too happy as having a level playing field when we negotiate retransmission rights. In other words, how much we pay for their programming. They certainly won’t like that because it’ll be a level playing field. The broadcasters themselves will receive some digital spectrum from the United States government for free. They (broadcasters) can use for the pay television business themselves. They’re gonna be newly entered into this marketplace to compete with us as well. Typically what happens in business particularly in Washington, the companies who are members of the club and the people who have been in business for a long period of time don’t want competition to come against them. They know they have to work harder. They know they have to actually compete on their service and their price. A lot of people who have been in the good ol’ boys club and haven’t had to compete and the broadcaster/cable company industry aren’t gonna be happy about this merger. You should worry about what’s gonna be good for you or not, for your service, the price you pay, the new services and whether or not you’ll get new services no matter where you live. I think when you analyze it, it’ll be really good for our viewers and for people who have cable in broadcast networks today.

Q.     With the merger will the DirecTV customers have to buy new equipment?

A.     No they will not. Again, unless they’re HDTV or something different that their hardware does not provide today they will not. No matter which standard that we ultimately decide is the best standard going forward in satellite they will not have to purchase new equipment. They may need new equipment but we’ll make sure that’s available free of charge to the consumer. Our goal is to make sure all of our customers whether they be DirecTV or Dish Network are gonna get more services hopefully at a lower price than they otherwise would get them. They don’t have to pay for upgrade equipment to receive what they receive today. That’s kind of a standard that’s in concrete that we are not gonna vary from.

Q.     Will Dish Network offer NFL Ticket next year?

A.     I think that’s another great example of why it’s good for consumers because DirecTV does have some programming particularly NFL that we don’t have. Yes, the answer is yes. The product is available as long as the merger is approved by the regulators. DirecTV only has one more year in their contract so we can’t make predictions about what’s gonna happen in 2003 and beyond because I’m sure that contract will have to be renegotiated. Obviously it’s a larger company with a bigger base we’d be in a better position to negotiate a longer term deal for the sports programming. Anything that’s on DirecTV today post-merger as long as it’s still in force will be available on Dish Network vice versa a lot of folks particularly in international programming that we show. The DirecTV folks would like to have the programming. It’s not available today after the merger it will be.

AVAILABLE LOCAL CITIES [LISTED ON MAP OF UNITED STATES]

Seattle
Portland
Sacramento
San Francisco
Los Angeles
San Diego

Salt Lake City
Denver
Albuquerque
Phoenix

Minneapolis/St. Paul
Chicago
Kansas City
St. Louis
San Antonio
Dallas/Ft. Worth
Austin
Houston

Detroit
Cleveland
Cincinnati
Indianapolis
Nashville
Birmingham

Boston
New York
Pittsburgh
Philadelphia
Washington, D.C.
Raleigh/Durham
Charlotte
Atlanta
Greenville/Spartanburg
Orlando
Tampa/St. Petersburg
Miami

www.dishnetwork.com                                           [DISHNETWORK LOGO]

EXISTING                           MOST LIKELY
MARKETS                            MARKETS
--------                           -----------

Albuquerque                        Colorado Springs
Atlanta                            El Paso
Austin                             Fresno
Dallas/Ft. Worth                   Honolulu
Denver                             Las Vegas
Houston                            Oklahoma City
Los Angeles                        Omaha
Phoenix                            Spokane
Portland                           Tucson
Sacramento                         Tulsa
Salt Lake City                     Waco
San Antonio                        Wichita
San Francisco
Seattle

                                                              [DISHNETWORK LOGO]

EXISTING                           MOST LIKELY
MARKETS                            MARKETS
--------                           -----------

Boston                             Albany/Troy
Chicago                            Baltimore
Cincinnati                         Buffalo
Cleveland                          Burlington/Plattsburgh
Detroit                            Cedar Rapids
Indianapolis                       Champaign/Springfield
Kansas City                        Charleston
Minneapolis/St. Paul               Columbus
Nashville                          Davenport/Rock Island
New York                           Dayton
Philadelphia                       Des Moines
Pittsburgh                         Evansville
St. Louis                          Flint/Bay City
Tampa/St. Petersburg               Grand Rapids
Washington, D.C.                   Green Bay
                                   Harrisburg/Lebanon
                                   Harrisburg/Mt. Vernon

                                                              [DISHNETWORK LOGO]

EXISTING                           MOST LIKELY
MARKETS                            MARKETS
-------                            -----------

Boston                             Hartford
Chicago                            Johnstown/Altoona
Cincinnati                         Lexington
Cleveland                          Louisville
Detroit                            Madison
Indianapolis                       Milwaukee
Kansas City                        Norfolk/Portsmouth
Minneapolis/St. Paul               Paducah
Nashville                          Portland/Auburn
New York                           Providence/New Bedford
Philadelphia                       Richmond/Petersburg
Pittsburgh                         Roanoke/Lynchburg
St. Louis                          Rochester
Tampa/St. Petersburg               South Bend/Elkhart
Washington, D.C.                   Syracuse
                                   Springfield
                                   Toledo
                                   Wilkes Barre/Scranton
                                   Youngstown

                                                              [DISHNETWORK LOGO]

EXISTING                           MOST LIKELY
MARKETS                            MARKETS
-------                            -----------

Birmingham                         Baton Rouge
Charlotte                          Chattanooga
Greenville/Spartanburg             Columbia
Miami                              Fort Myers/Naples
Orlando                            Greensboro/Winston Salem
Raleigh/Durham                     Hunstville/Decatur
Tampa/St. Petersburg               Jackson
                                   Jacksonville/Brunswick
                                   Knoxville
                                   Little Rock/Pine Bluff
                                   Louisville
                                   Memphis
                                   Mobile/Pensacola

                                                              [DISHNETWORK LOGO]

EXISTING                           MOST LIKELY
MARKETS                            MARKETS
-------                            -----------

Birmingham                         New Orleans
Charlotte                          Savannah
Greenville/Spartanburg             Shreveport
Miami                              Tri-Cities, Bristol/Kingsport/J. City
Orlando                            West Palm Beach/Ft. Pierce
Raleigh/Durham
Tampa/St. Petersburg

                                                              [DISHNETWORK LOGO]

BENEFITS TO PRESENT AND
FUTURE CUSTOMERS:

o    More markets served with Local Channels

o    Competitive national pricing

o    More HDTV channels

o    Faster introduction of competitively priced, high speed internet services for rural America

                                THIS MERGER WILL

                              NOT CAUSE YOU TO BUY

                                 NEW EQUIPMENT.

                                                              [DISHNETWORK LOGO]

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.